Exhibit 99.1

Canadian Zinc Reports Results for Q1 2018 & Operations Update

CZN-TSX
CZICF-OTCQB

VANCOUVER, May 16, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") reports its interim financial results and development activities for the three month period ended March 31, 2018 (Q1 2018). (All amounts are in Canadian dollars unless otherwise stated. M = million)

Q1 2018 Results & Recent Highlights

•	$20M RCF equity financing at $0.20/share
•	Don MacDonald new President and to become CEO
•	Cash at March 31, 2018 $10.5M
•	Plan to pay off all US$10M debt
•	Loss for Q1 2018 $1.8M

RCF Provides $20M Equity Financing

On May 15, 2018, the Company announced it had entered into an equity financing agreement with Resource Capital Funds (RCF) pursuant to which RCF has agreed, subject to shareholder and regulatory approvals, to purchase $20M in units, each unit consisting of one common share and a half share purchase warrant, at $0.20 per unit, with each full warrant exercisable to purchase one share at $0.25 per share on or before December 31, 2018. The use of proceeds of the equity financing will include repayment of the US$10M bridge loan advanced by RCF in December 2017, the ongoing development of the Prairie Creek Project and general working capital.

This $20M equity financing by RCF is a strong vote of confidence in the Company's potential and the viability of the Prairie Creek Project. RCF is the Company's largest shareholder and the investment at a subscription price of $0.20 per share represents a 61% premium over the 10-day volume weighted average price of the Company's shares as of May 14, 2018.

Don MacDonald new President and to become CEO

The Company has hired Don MacDonald, formerly CFO and Acting CEO of KGHM International as President of the Company effective May 16, 2018 and CEO, immediately after the AGM scheduled for June 27, 2018, assuming the RCF unit financing is approved by shareholders. Mr. MacDonald is a CPA, CA with bachelors and masters in engineering and has been involved in the financing, development and/or operation of over 20 mines in North and South America over his career.

Liquidity

At March 31, 2018, the Company had cash and cash equivalents of $10.5M. Following the repayment of the bridge loan (plus interest) from the proceeds of the $20M unit offering the Company will be debt-free and have increased cash of approximately $7M, depending on the USD/CAD exchange rate at time of repayment. If the RCF warrants are exercised in full prior to December 31, 2018 the Company will receive an additional $12.5M from the warrants.

Financial Results for First Quarter of 2018

The Company reported a net loss and comprehensive loss for Q1 2018 of $1.8M compared to a net loss and comprehensive loss of $2.6M for Q1 2017. At March 31, 2018, the Company reported cash and cash equivalents of $10.5M.

Outlook

Canadian Zinc's focus for 2018 is to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

RCF has agreed, subject to shareholder approval and certain other conditions to a $20M financing in units, with the proceeds to be used to repay the bridge loan of US$10M and to provide additional funding for the ongoing development of the Prairie Creek Mine, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team.

As part of the process of enhancing the senior management team, the Company has hired Don MacDonald, formerly CFO and Acting CEO of KGHM International to become President of the Company effective May 16, 2018 and CEO, immediately after the AGM scheduled for June 27, 2018, if the RCF unit financing is approved by shareholders. His appointment represents the next step in enhancing the senior management team that will put the Prairie Creek Mine into production.

At March 31, 2018, the Company had cash and cash equivalents of $10.5M. Following the repayment of the bridge loan (plus interest) from the proceeds of the $20M unit offering the Company will be debt-free and have increased cash of approximately $7M, depending on the USD/CAD exchange rate at time of repayment. If the RCF warrants are exercised in full prior to December 31, 2018 the Company will receive an additional $12.5M from the warrants.

The Company is also working with HCF to facilitate the raising of project debt financing of up to 70% of the capital expenditures required for the Prairie Creek Mine. Negotiations with potentially interested parties are advancing and proposals are being evaluated. It is anticipated that up to 70% of the currently estimated $279M of capital required to complete the Prairie Creek Project could be supported by debt financing.

In addition to various site care-and-maintenance programs, specific programs aimed at further de-risking the Prairie Creek Project are being planned for 2018, including detailed engineering and design of the mine facilities, rehabilitation of equipment and accommodations, hydrological investigations and initial site/underground preparation.

On the permitting and environmental side, Canadian Zinc will continue its engagement with Indigenous groups on the implementation of various mitigation measures recommended by the Review Board in its Report on Environmental Assessment of the All Season Road, to seek agreement on the incorporation of Dene traditional knowledge and the inclusion of the Indigenous groups in environmental and wildlife monitoring in the design construction and operation of the of the All Season Road.

The Company plans to submit formal replies on information requests to Indian and Northern Affairs Canada with the expectation that the Responsible Ministers will approve the Report of EA, following which the permitting process will move to the regulatory phase for the issue of the land use permits for the All Season Road by the Water Board and by Parks Canada.

The long-term price outlook for lead and zinc remains very positive. Supported by the robust economics indicated by the 2017 FS, Canadian Zinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

RCF Financing Details

On May 15, 2018 the Company announced that it has entered into an equity financing agreement with a wholly owned subsidiary of Resource Capital Fund VI L.P ("RCF VI"), pursuant to which the RCF VI subsidiary has agreed, subject to shareholder and regulatory approvals, to purchase 100M shares of Canadian Zinc at $0.20 per share, for gross proceeds of $20M. In addition, the RCF VI subsidiary will be issued 50M short-dated warrants, exercisable at $0.25 per share until December 31, 2018, which if exercised in full would generate an additional $12.5M, or a total potential equity financing of $32.5M. Assuming the exercise of all of the warrants issued to RCF, following the completion of the equity financing, RCF would hold approximately 48.5% of Company's issued and outstanding shares.

The use of proceeds of the equity financing will include repayment, without penalty, of the US$10M RCF VI bridge loan that was due January 31, 2019, and the ongoing development of the Company's flagship Prairie Creek Zinc-Lead-Silver Project in the Northwest Territories , including additional engineering and permitting work to improve project confidence, and general working capital.

The proposed equity financing will be submitted to shareholders for approval at the forthcoming Annual General and Special Meeting of Shareholders, scheduled to be held in Vancouver, BC, on June 27, 2018, and is subject to certain conditions precedent and regulatory approvals. Management will be recommending that shareholders vote for approval of the financing.

The existing Investor Agreement with RCF VI, which contains various rights granted to RCF VI, including participation rights to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder, will be amended to include the RCF VI subsidiary and to provide for the right of RCF VI to nominate additional members to the board of directors proportional to its shareholding, and to provide certain other project oversight rights.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

This news release should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three month period ended March 31, 2018 and the related management's discussion and analysis which are available on the Company's website at www.canadianzinc.com, under the "Financials" section, or under the Company's profile on SEDAR at www.sedar.com.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has prepared, supervised the preparation of or reviewed, the parts of this News Release that are of a scientific or technical nature.

Cautionary Statement - Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362--6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; Don MacDonald, President, (604) 688--2001, Suite 1710, 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 16-MAY-18